SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*

                                (Amendment No. 1)

                                 GSI GROUP INC.
             ------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    36229U102
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                   John Oliva
                       Highbridge Capital Management, LLC
                         9 West 57th Street, 27th Floor
                            New York, New York 10019
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 19, 2009
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------------------------------------------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36229U102                 13D/A                         Page 1 of 7


-------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS

         Highbridge Capital Management, LLC
-------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]
-------------------------------------------------------------------------------
     (3) SEC USE ONLY
-------------------------------------------------------------------------------
     (4) SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,325,136 shares of Common Stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             2.8% (See Item 4)
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON
             OO
-------------------------------------------------------------------------------

CUSIP No. 36229U102                 13D/A                         Page 2 of 7


     (1) NAME OF REPORTING PERSONS

         Highbridge International LLC
-------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]
-------------------------------------------------------------------------------
     (3) SEC USE ONLY
-------------------------------------------------------------------------------
     (4) SOURCE OF FUNDS
         WC
-------------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands, British West Indies
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,325,136 shares of Common Stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             2.8% (See Item 4)
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON
             OO
-------------------------------------------------------------------------------

CUSIP No. 36229U102                 13D/A                         Page 3 of 7


     (1) NAME OF REPORTING PERSONS

         Glenn Dubin
-------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]
-------------------------------------------------------------------------------
     (3) SEC USE ONLY
-------------------------------------------------------------------------------
     (4) SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,325,136 shares of Common Stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             2.8% (See Item 4)
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON
             IN
-------------------------------------------------------------------------------

CUSIP No. 36229U102                 13D/A                         Page 4 of 7


Item 1.     Security and Issuer.

This Amendment No. 1 (the "Amendment") amends the statement on Schedule 13D filed on July 2, 2009 (the "Original Schedule 13D", as amended, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Company "). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original
Schedule 13D. This Amendment amends Items 4, 6 and 7 as set forth below.

Item 4.     Purpose of the Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     On November 19, 2009, Highbridge International LLC and certain of the other Noteholders (the "Consenting Noteholders") entered into a Noteholder Restructuring Plan Support Agreement (the "Plan Support Agreement") with the Company, the Subsidiary and certain of their subsidiaries and affiliates (together, the "Company Parties"), under which the parties thereto agreed to the terms of a restructuring of the Notes pursuant to a chapter 11 plan of reorganization, the terms of which are substantially similar to those set forth in the Term Sheet. The commitment to support the restructuring is contingent, among other things, upon receipt of a bankruptcy court approved Disclosure Statement (as defined in the Plan Support Agreement) and other solicitation materials in support of the Plan.

     Pursuant to the Plan Support Agreement, the Noteholders party thereto agreed, among other things subject to certain exceptions, (i) to vote all claims or shares it holds or asserts against the Company Parties in favor of the Plan (as defined in the Plan Support Agreement), (ii) not to object to confirmation of the Plan or object to or otherwise commence any proceeding to oppose or alter the Plan or support an alternative plan, and (iii) not to withdraw, change or revoke its vote with respect to the Plan, except as otherwise provided in the Plan Support Agreement, and (iv) except as otherwise permitted in the Plan Support Agreement, not to take any other action that would materially prevent or delay the consummation of the restructuring contemplated by the Plan Support Agreement.

     The Plan Support Agreement is subject to termination upon the occurrence of certain events, including, without limitation, (i) at the option of 66 2/3% of Consenting Noteholders (the "Required Noteholders"), upon the failure of the Company Parties to take certain actions by specified milestone dates, (ii) at the option of the Company Parties or the Required Noteholders, if the bankruptcy court grants relief that is materially inconsistent with the Plan Support Agreement or the Plan or (iii) at the option of the Required Noteholders, upon the occurrence of a Material Adverse Change (as defined in the Plan Support Agreement).

     This description of the Plan Support Agreement is a summary only and is qualified in its entirety by reference to the Plan Support Agreement, a copy of which is referenced as Exhibit 7 hereto (which incorporates by reference Exhibit
10.1 of the  Current  Report on Form 8-K filed by the  Company on  November  20,
2009) and is incorporated herein by reference.

     As more fully described in the Plan, under the Plan the Notes will be exchanged for, among other things, New Senior Secured Notes (as defined in the Plan) and common stock of the reorganized Company. This description of the Plan


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CUSIP No. 36229U102                 13D/A                         Page 5 of 7


is a summary only and is qualified in its entirety by reference to the Plan, a copy of which was filed as Exhibit A of Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on November 20, 2009.

     In addition, the 10th paragraph of Item 4 of the Schedule 13D is hereby amended to add the following:

The Reporting Persons and certain of the other Noteholders (the "Jointly Represented Noteholders") have jointly retained counsel in connection with their respective investments in the Notes to negotiate on behalf of the Jointly Represented Noteholders in connection with the restructuring of the Notes. Each Jointly Represented Noteholder will make an independent decision regarding any proposal to or from the Company relating to its investment in the Notes.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described in Item 4 above, on November 19, 2009, the Consenting Noteholders entered into the Plan Support Agreement with the Company Parties, under which the parties thereto agreed to the terms of a restructuring of the Notes pursuant to a chapter 11 plan of reorganization a copy of which is referenced as Exhibit 7 hereto (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on November 20, 2009) and is incorporated herein by reference.

Item 7.     Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

7. Noteholder Restructuring Plan Support Agreement, dated as of November 19, 2009, by and among the Consenting Noteholders and the Company Parties (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 20, 2009).

CUSIP No. 36229U102                 13D/A                         Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  November 20, 2009

HIGHBRIDGE INTERNATIONAL LLC                 HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                      By: /s/ John Oliva
                                             ----------------------------------
                                             Name: John Oliva
                                             Title: Managing Director
By: /s/ John Oliva
--------------------------------
Name: John Oliva
Title: Managing Director




/s/ Glenn Dubin
--------------------------------
GLENN DUBIN